
03055088


P.E.
12-31-02
APR 8 2003
AR/S

Senior Housing Properties Trust

Annual Report

2002


SNH
SENIOR HOUSING
PROPERTIES TRUST

The Company

Senior Housing Properties Trust is a Maryland real estate investment trust, or REIT, listed on the New York Stock Exchange. Senior Housing was formed in 1998 as a wholly owned subsidiary of HRPT Properties Trust and in 1999, 51% of the ownership was spun-off to HRPT Properties' shareholders. Today, HRPT Properties has a 22% ownership in Senior Housing. Qualification as a REIT under the Internal Revenue Code enables a company to distribute its income to shareholders without federal income tax liability to the company. Senior Housing had a real estate portfolio at December 31, 2002, totaling $1.2 billion, at cost, and consisting of 119 properties located in 29 states. Senior Housing invests in income producing senior housing real estate, including apartment buildings for aged residents, independent living properties, assisted living facilities and nursing homes. Senior Housing has paid cash dividends on a quarterly basis since its spin-off from HRPT Properties in 1999.



Location of company properties


SNH
LISTED
NYSE

Financial Highlights[1]

(amounts in thousands, except per share amounts)

INCOME STATEMENT DATA	Year Ended December 31,				
	2002	2001	2000	1999	1998
Total revenues[2]	$ 122,297	$ 274,644	$ 75,632	$ 90,790	$ 88,306
Income from continuing operations[3]	52,013	18,021	31,208	14,907	46,309
Net income[3][4]	50,184	17,018	58,437	14,834	46,236
Add:					
Depreciation expense	31,596	19,351	20,064	22,174	18,224
General and administrative expense related to foreclosures and lease terminations	–	4,167	3,519	–	–
Five Star spin-off costs	–	3,732	–	–	–
Non-cash charges	–	169	62	10	–
Bad debt and impairment losses	–	–	–	30,000	–
Loss from discontinued operations	1,829	1,003	186	73	73
Less:					
FF&E reserve income	5,345	–	–	–	–
Gain on sale of properties	–	–	27,415	–	–
Gain on foreclosures and lease terminations	–	–	7,105	–	–
Funds from operations[5]	$ 78,264	$ 45,440	$ 47,748	$ 67,091	$ 64,533
Cash distributions to common shareholders[6]	$ 72,457	$ 42,640	$ 31,121	$ 31,202	$ –
Weighted average shares outstanding	56,416	30,859	25,958	26,000	26,000
PER COMMON SHARE DATA:					
Income from continuing operations[3]	$ 0.92	$ 0.58	$ 1.20	$ 0.57	$ 1.78
Net income[3][4]	0.89	0.55	2.25	0.57	1.78
Funds from operations[5]	1.39	1.47	1.84	2.58	2.48
Cash distributions to common shareholders[6]	1.24	1.20	1.20	1.20	–

BALANCE SHEET DATA	At December 31,				
	2002	2001	2000	1999	1998
Real estate properties, at cost, net of impairments	$ 1,238,487	$ 593,199	$ 593,395	$ 708,739	$ 732,393
Real estate mortgages receivable, net of bad debt reserves	–	–	–	22,939	37,826
Total assets	1,158,200	867,303	530,573	654,000	686,296
Total indebtedness	357,364	252,707	97,000	200,000	–
Total shareholders' equity	752,326	574,624	422,310	409,406	642,069

(1) Prior to October 12, 1999, Senior Housing and its properties were owned by HRPT Properties Trust ("HRPT"). The data for these periods is presented as if Senior Housing was a separate entity from HRPT. The financial highlights data should be read in conjunction with the consolidated financial statements and accompanying notes.

(2) Includes patient revenues from facilities' operations in 2001. Includes a gain on foreclosures and lease terminations of $7.1 million in 2000.

(3) Includes $4.2 million ($0.14 per share) of non-recurring general and administrative expenses related to foreclosures and lease terminations and Five Star spin-off costs of $3.7 million ($0.12 per share) in 2001, a gain on foreclosures and lease terminations of $7.1 million ($0.27 per share) and $3.5 million ($0.14 per share) of non-recurring general and administrative expenses related to foreclosures and lease terminations in 2000, and an impairment loss write-down and loan loss reserve totaling $30.0 million ($1.15 per share) in 1999.

(4) Includes a gain on sale of properties of $27.4 million ($1.06 per share) in 2000.

(5) Funds from operations "FFO" is calculated as shown above. Senior Housing considers FFO to be an appropriate measure of performance for a REIT, along with net income and cash flow from operating, investing and financing activities because it provides investors with an indication of a REIT's operating performance and its ability to incur and service debt, make capital expenditures, pay distributions and fund other cash needs. FFO does not represent cash generated by operating activities in accordance with generally accepted accounting principles, or GAAP, and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. FFO is one important factor considered by our board of trustees in determining the amount of distributions to shareholders.

(6) On December 31, 2001, we made a distribution of one share of Five Star Quality Care, Inc. ("Five Star") for every ten shares of our common shares outstanding at that time. This in kind distribution was valued at $31.5 million ($0.726 per share) based upon the market value of Five Star shares at the time of the distribution.

Senior Housing Properties Trust

President's Letter to Shareholders

DEAR FELLOW SHAREHOLDERS:

Two thousand two was a year marked by both important successes and a significant challenge.

We began the year by completing the spin-off of Five Star Quality Care, Inc., a subsidiary that we formed in 2000 to assume operating responsibility for nursing homes that were repossessed from bankrupt former tenants. With the spin-off, SNH was able to significantly separate itself from the financial crisis in the healthcare services industry created by the Medicare changes in the late 1990s at a time when many of our competitors were only beginning to face these problems.

On January 11, 2002, we purchased for $600 million 31 senior living communities with approximately 7,500 living units from Crestline Capital Corporation. The most attractive feature of this acquisition is that 87% of the revenues at these high quality properties are received from residents' private resources and not from government funded Medicare and Medicaid programs.

In February 2002, we issued 15 million common shares for $195 million of net proceeds. This offering completed the financing for the Five Star spin-off and the Crestline acquisition, which we began in late 2001 when we issued 14 million common shares for $172 million of net proceeds and $245 million of 8 5/8% senior unsecured notes due in 2012.

In April 2002, our trustees raised the quarterly dividend distribution rate from $0.30/share ($1.20/share per year) to $0.31/share ($1.24/share per year).

In June 2002, we refinanced our revolving, secured, bank credit facility that had been scheduled to expire in September 2002. The new revolving credit facility is unsecured, it permits drawings up to $250 million, it matures in November 2005 and it may be extended, at our option upon payment of an extension fee, to November 2006. Amounts drawn under the new unsecured bank agreement currently require interest at LIBOR plus 1.45% per year (compared to LIBOR plus 2% per year under the previous secured facility) and, in certain circumstances, the maximum drawings may be increased to $500 million.

In October 2002, we purchased nine independent and assisted living properties with 747 living units for $62.9 million. The revenues at these properties are 100% paid from residents' private resources. This transaction provided funding for a joint purchase by us and Five Star of Constellation Health Services, Inc., the healthcare services division of Constellation Energy Group, Inc. At the time these properties were acquired, we leased them to Five Star for an initial term of 17 years at initial rent of $6.3 million per year.

These successes at changing Senior Housing Properties Trust into a growth oriented company with a portfolio of high quality healthcare properties that are not dependent upon Medicaid or Medicare revenues were clouded by disputes involving one of our most important business relationships.

Marriott Senior Living Services, Inc. is a 100% owned subsidiary of Marriott International, Inc., the well-known hotel and time share company. We lease 14 senior living communities with 4,030 living units to the subsidiary to 2013 for about $30 million/year rent. Marriott International guarantees this lease. In addition, the subsidiary manages the 31 properties that we purchased from Crestline in early 2002 that are leased to Five Star. Marriott International has not guaranteed our rent for these 31 communities.

Shortly after our purchase of the Crestline properties, we and Five Star began to question several aspects of Marriott's management and, ultimately, to assert that certain material defaults by Marriott had occurred and were continuing under the 31 management contracts. As a result of questions raised by us and Five Star, Marriott has paid Five Star $2.3 million which it admitted was due; however, we believe significant amounts of money continue to be due from Marriott under the management contracts. Also, in the second half of 2002, Marriott began an effort to sell this subsidiary and exit the senior living business. It seems undisputed that the Marriott International lease guarantee will remain in effect unless we release it. However, we believe we and Five Star have certain rights concerning the proposed sale of the subsidiary, but Marriott disputes that we have such rights. The alleged Marriott performance defaults and the disputes concerning the proposed sale have resulted in litigation between us and Five Star on one side and Marriott on the other side.

Litigation is time consuming, expensive and demanding on management. Unfortunately, the outcome of litigation is also unpredictable, and we cannot now tell you how long it will take to resolve the pending litigation or what the resolution may be. We can tell you that we would not have undertaken litigation with Marriott unless we thought it was necessary to protect our company's rights.

On behalf of our management team, thank you for your continued support.

Sincerely,

David J. Hegarty

David J. Hegarty
President
April 7, 2003

Management's Discussion and Analysis

of financial condition and results of operations

PORTFOLIO OVERVIEW

The following tables present an overview of our portfolio as of December 31, 2002:

	# of Properties	# of Units/Beds	Investment	% of Investment	Current Annual Rent Revenues	% of Current Annual Rent Revenues	Rent Coverage[2]
FACILITY TYPE							
Independent living communities[1]	54	12,253	$ 1,003,884	81.1%	$ 100,530	82.1%	
Skilled nursing facilities	60	6,016	186,834	15.1%	12,928	10.6%	
Hospitals	2	364	43,553	3.5%	8,700	7.1%	
Assisted living facilities	3	196	4,216	0.3%	236	0.2%	
Total	119	18,829	$ 1,238,487	100.0%	$ 122,394	100.0%	
TENANT/OPERATOR							
Five Star/Marriott Senior Living Services, Inc. ("MSLS")	31	7,476	$ 614,598	49.6%	$ 63,000	51.5%	1.1x
MSLS	14	4,030	325,472	26.3%	31,245	25.5%	1.4x
HEALTHSOUTH Corporation[3]	2	364	43,553	3.5%	8,700	7.1%	na
Five Star	54	4,952	141,383	11.4%	6,923	5.7%	2.8x
Five Star	9	747	63,814	5.2%	6,285	5.1%	1.3x
Genesis Health Ventures, Inc.	1	156	13,007	1.0%	1,496	1.2%	1.8x
Integrated Health Services, Inc.	1	140	15,598	1.3%	1,200	1.0%	1.9x
5 private companies (combined)	7	964	21,062	1.7%	3,545	2.9%	2.1x
Total	119	18,829	$ 1,238,487	100.0%	$ 122,394	100.0%	

(1) Properties where the majority of units are independent living apartments are classified as independent living communities.

(2) Rent coverage is calculated as operating cash flow from our tenants' facility operations, before subordinated charges and capital expenditure reserves, divided by rent payable to us. All tenant operating statistics are calculated based upon year ended December 31, 2002 operating results or the most recent tenant operating results provided to us by our tenants.

(3) On March 19, 2003, the SEC filed a complaint against HEALTHSOUTH Corporation ("HEALTHSOUTH"), alleging that HEALTHSOUTH and certain of its officers committed fraud and violated several SEC regulations by overstating their historical earnings and assets. Through the date of this report, HEALTHSOUTH is current in its payment obligations to us, but, at this time, we do not have sufficient information about the SEC allegations against HEALTHSOUTH to know what impact they may have on our lease.

Management's Discussion and Analysis

of financial condition and results of operations

RESULTS OF OPERATIONS

Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

Total revenues for the year ended December 31, 2002, were $122.3 million, compared to total revenues of $274.6 million for the year ended December 31, 2001. Included in total revenues for the year ended December 31, 2001, are revenues from facilities' operations of $224.9 million. During 2001, Five Star, one of our wholly owned subsidiaries, operated facilities for our account. On December 31, 2001, we distributed substantially all of our ownership of Five Star to our shareholders and Five Star became a separate public company. In connection with the Five Star spin-off, Five Star leased the facilities from us which it previously operated for our account; and, as a result, after the Five Star spin-off, we do not have facilities' operations revenues or expenses.

Rental income for the year ended December 31, 2002, was $115.6 million compared to rental income of $47.4 million for the year ended December 31, 2001, an increase of $68.2 million. This increase is due to our acquisition and lease of 31 properties on January 11, 2002, for annual rent of $63.0 million, our lease to Five Star of facilities which had been previously operated for our account for annual rent of $6.9 million and our lease to Five Star which commenced in October 2002 for annual rent of $6.3 million. This increase was partially offset by a decrease in annual rent from HEALTHSOUTH of $10.3 million to $8.7 million resulting from a lease modification related to a non-monetary exchange of properties, effective January 2, 2002.

FF&E reserve income for the year ended December 31, 2002, was $5.3 million compared to zero for the year ended December 31, 2001. The lease with Five Star for certain properties acquired in January 2002 required a varying percentage of gross revenues be paid to us as additional rent which was escrowed for future capital expenditures at these leased facilities. This lease was modified, effective October 1, 2002, and the FF&E reserve escrow accounts are now owned by Five Star while we have security and remainder interests in these accounts and in property purchased with funding from these accounts. As a result, we no longer receive FF&E reserve income.

Interest and other income for the years ended December 31, 2002 and 2001, each include $800,000 of dividend income from the one million shares of HRPT that we own.

Total expenses for the year ended December 31, 2002, were $67.5 million, compared to total expenses of $255.2 million for the year ended December 31, 2001, a decrease of $187.7 million. Total expenses for the year ended December 31, 2001, include expenses from facilities' operations of $217.9 million. Subsequent to the Five Star spin-off, we no longer have any facilities' operations expenses.

Interest expense for the year ended December 31, 2002, was $27.4 million compared to interest expense for the year ended December 31, 2001, of $5.9 million, an increase of $21.5 million. This increase was primarily due to our issuance of $245.0 million of 8 5/8% senior unsecured notes in December 2001 and our assumption of debt in connection with our purchase of properties in January 2002. These increases were partially offset by a decrease in the weighted average interest rate on our revolving bank credit facility.

Depreciation expense for the year ended December 31, 2002, was $31.6 million compared to depreciation expense for the year ended December 31, 2001, of $19.4 million, an increase of $12.2 million. Recurring general and administrative expense for the year ended December 31, 2002, was $8.5 million compared to recurring general and administrative expense for the year ended December 31, 2001, of $4.1 million, an increase of $4.4 million. These increases were primarily due to our acquisition of properties in January and October 2002 and increased legal fees in connection with our litigation with Marriott International, Inc. ("Marriott").

During the year ended December 31, 2001, we incurred nonrecurring general and administrative costs totaling approximately $4.2 million. These costs were incurred in connection with the establishment of operating systems for foreclosed and repossessed properties, which systems were distributed to shareholders in the Five Star spin-off. In addition, we incurred $3.7 million of non-recurring costs in connection with the Five Star spin-off.

Distributions on trust preferred securities for the year ended December 31, 2002, were $2.8 million compared to $1.5 million for the year ended December 31, 2001. The increase is due to our issuance of trust preferred securities in June and July 2001.

During the year ended December 31, 2002, we recorded a loss from discontinued operations of $1.8 million related to a facility leased to Five Star which was closed during the second quarter of 2002 and sold during the fourth quarter of 2002. The loss includes historical depreciation expense as well as an impairment write down of the real estate associated with this property, offset by the sales proceeds received by us. For the 2001 period, amounts were reclassified from depreciation expense and facilities' operations revenues and expenses to the loss from discontinued operations.

Net income was $50.2 million, or $0.89 per share, for the year ended December 31, 2002, compared to $17.0 million, or $0.55 per share, for the year ended December 31, 2001, an increase of $33.2 million, or $0.34 per share. This increase is primarily the result of the changes in revenues and expenses resulting from the January and October 2002 acquisitions and the Five Star spin-off and the issuance of senior notes and trust preferred securities in 2001, as described above, and the increase in weighted average number of shares outstanding between the 2001 and 2002 periods.

FFO, as defined on page 1, for the year ended December 31, 2002, was $78.3 million compared to $45.4 million for the year ended December 31, 2001. The increase in FFO of $32.9 million is due primarily to the same factors that created the increase in net income.

FFO for the years ended December 31, 2002 and 2001, are calculated as follows (dollars in thousands):

	2002	2001
Net income	$ 50,184	$ 17,018
Add: Depreciation expense	31,596	19,351
Five Star spin-off costs	–	3,732
Non-cash charges	–	169
General and administrative expenses related to foreclosures and lease terminations	–	4,167
Loss from discontinued operations	1,829	1,003
Less: FF&E reserve income	(5,345)	–
Funds from operations[1]	$ 78,264	$ 45,440

(1) Through the quarter ended September 30, 2002, our FFO included FF&E reserve income which was historically paid to us but escrowed for future capital expenditures at certain leased properties. As described in Note 2 to the accompanying financial statements, we entered into an agreement to amend the lease pursuant to which our tenant, Five Star, retains title to the FF&E escrow accounts while we retain security and remainder interests in the escrow accounts and in property purchased with funding from those accounts. Accordingly, effective October 1, 2002, our FFO no longer includes FF&E reserve income. In order to facilitate comparison of future FFO with historical results, this historical FFO presentation eliminates FF&E reserve income.

Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

Total revenues for the year ended December 31, 2001, were $274.6 million, compared to total revenues of $75.6 million for the year ended December 31, 2000. Included in total revenues for the year ended December 31, 2001, were revenues from facilities' operations of $224.9 million. On July 1, 2000, we assumed nursing home operations from bankrupt former tenants. Because we had not received substantially all of the licenses required to operate these facilities, we accounted for the facilities' operations using the equity method of accounting during 2000. Included in total revenues for the year ended December 31, 2000, is Other Real Estate Income of $2.6 million, which represented the net operating income from these nursing home operations that we assumed as of July 1, 2000. As of January 1, 2001, we had obtained substantially all of the necessary licenses for these facilities and we consolidated the facilities' operations.

For the year ended December 31, 2001, compared to the year ended December 31, 2000, rental income decreased to $47.4 million from $64.4 million. This decrease is primarily due to the sale of seven properties in 2000 and the tenant bankruptcies, resulting in terminated leases and operations assumed by us.

Interest and other income for the years ended December 31, 2001 and 2000, include $800,000 and $400,000, respectively, of dividend income from the one million shares of HRPT that we own.

Also included in total revenues for the year ended December 31, 2000, is a gain on foreclosures and lease terminations of $7.1 million, which represented the excess of the security deposits forfeited, properties received and acceleration of deferred revenues, over the professional fees incurred, third party liabilities incurred, fixed asset impairment write-downs and a reserve for funds to cure deferred maintenance, arising from the foreclosures and lease terminations settled in 2000.

Total expenses for the year ended December 31, 2001, were $255.2 million, compared to total expenses of $44.4 million for the year ended December 31, 2000. Total expenses for the year ended December 31, 2001 included expenses of $217.9 million from facilities' operations, which were consolidated beginning January 1, 2001. During 2000, we accounted for the facilities' operations using the equity method of accounting and did not report expenses of facilities' operations.

Interest expense was $9.5 million lower in the year ended December 31, 2001, compared to the same period in 2000 because the average balance outstanding and the weighted average interest rates on our credit facility were lower during the 2001 period. The decrease in the average balance outstanding is due mainly to our issuance of $27.4 million of trust preferred securities and 17.5 million of our common shares for net proceeds of $213.7 million during 2001 and the application of these net proceeds to borrowings outstanding under our revolving bank credit facility. The decrease in interest expense was partially offset by distributions on the trust preferred securities.

Depreciation expense decreased in the year ended December 31, 2001, by $713,000 primarily due to the sale of seven properties in 2000 and the net effect of the assets disposed of versus the assets acquired in the settlement with our former tenants, offset by depreciation related to equipment purchases made since December 31, 2000.

Recurring general and administrative expense decreased by $1.3 million primarily due to the impact of the sale of seven properties in 2000. During the year ended December 31, 2001, we incurred non-recurring general and administrative costs totaling approximately $4.2 million compared to $3.5 million in the prior year. These costs were incurred in connection with the establishment of operating systems for foreclosed and repossessed properties. Also during 2001, we incurred $3.7 million of non-recurring costs in connection with the Five Star spin-off.

Net income was $17.0 million, or $0.55 per share, for the year ended December 31, 2001, as compared to $58.4 million, or $2.25 per share, for the year ended December 31, 2000. This decrease in net income is primarily the consequence of the gain of $27.4 million on the sale of properties in 2000 and of the changes in revenues and expenses resulting from the tenant bankruptcies, settlements and sales of properties in 2000 as described above.

FFO for the year ended December 31, 2001, was $45.4 million compared to $47.7 million for the same period in 2000. The decrease of $2.3 million is due primarily to the same factors impacting the decrease in net income.

FFO for the years ended December 31, 2001 and 2000, are calculated as follows (dollars in thousands):

	2001	2000
Net income	$ 17,018	$ 58,437
Add: Depreciation expense	19,351	20,064
Five Star spin-off costs	3,732	–
Non-cash charges	169	62
General and administrative expenses related to foreclosures and lease terminations	4,167	3,519
Loss from discontinued operations	1,003	186
Less: Gain on sale of properties	–	27,415
Gain on foreclosures and lease terminations	–	7,105
Funds from operations	$ 45,440	$ 47,748

RECENT DEVELOPMENTS

On February 28, 2003, we entered a transaction with Alterra Healthcare Corporation ("Alterra") as follows:

- We purchased from Alterra 18 assisted living facilities with 894 living units located in ten states. The purchase price of $61.0 million was paid in cash drawn under our revolving bank credit facility. Simultaneously with this purchase, we leased these properties to a subsidiary of Alterra for an initial term through 2017, plus renewal options. The rent payable to us under this lease is $7.0 million per year plus increases starting in 2004 based upon increases in the gross revenues at the leased properties.

- We provided mortgage financing to Alterra for six assisted living facilities with 202 living units located in two states. The amount of this mortgage loan is $6.9 million. The interest rate is 8% per year. The maturity of this loan is June 30, 2004, but we expect it may be prepaid as Alterra sells the mortgaged properties.

As of March 14, 2003, Alterra sold one of the six mortgaged properties and the sales proceeds of approximately $850,000 were paid to us and applied as a reduction of the mortgage loan balance. Alterra is a large publicly owned assisted living company. Alterra filed for bankruptcy reorganization in January 2003. Our investment in properties leased and mortgaged by Alterra was intended to help fund Alterra's reorganization. The Alterra Bankruptcy Court approved the terms of our investment with Alterra, and that approval included a decision that payments due to us under this lease and mortgage are accorded priority status under the Bankruptcy Code.

As discussed more fully in Note 14 to the accompanying financial statements, during 2002, we and Five Star became jointly involved in litigation with Marriott and MSLS, the operator of 31 of the senior living communities which we leased to Five Star beginning in 2002. We believe that Marriott and MSLS have materially breached the management agreements for these 31 communities. We also believe that the management agreements may be terminated if MSLS is sold to Sunrise Assisted Living, Inc. ("Sunrise"). Marriott announced that it had entered an agreement to sell MSLS to Sunrise on December 30, 2002. However, the factual and legal issues involved in this litigation are complex and the final outcome of this litigation cannot be predicted. Also, this litigation is likely to be expensive to conduct and the total amount of this expense cannot be estimated at this time.

Five Star has continued to pay rent for the 31 communities involved in this litigation. If the management contracts are terminated, we believe Five Star would be able to operate the communities involved in this litigation. We are unable to predict whether management of these communities by MSLS, and owned by Sunrise, would have a material adverse effect on the communities, or whether that management may adversely affect Five Star's ability to pay rent.

On March 19, 2003, the SEC filed a complaint against HEALTHSOUTH, alleging that HEALTHSOUTH and certain of its officers committed fraud and violated several SEC regulations by overstating their historical earnings and assets. Through the date of this report, HEALTHSOUTH is current in its payment obligations to us, but, at this time, we do not have sufficient information about the SEC allegations against HEALTHSOUTH to know what impact they may have on our lease.

LIQUIDITY AND CAPITAL RESOURCES

Our total assets at December 31, 2002, were $1.2 billion, compared to $867.3 million at December 31, 2001. The increase is due primarily to $662.9 million of acquisitions in 2002, of which $350.0 million, was funded with cash that was held at December 31, 2001.

On January 11, 2002, we acquired 31 senior living communities. The purchase price was $600.0 million and the total acquisition cost, after closing costs and purchase price adjustments, was $607.5 million. The funding for this acquisition was as follows: $24.1 million of assumed debt; a $25.0 million purchase note; approximately $350.0 million from our available cash; and the balance from borrowings under our revolving bank credit facility.

In February 2002, we issued 15,000,000 common shares of beneficial interest, raising net proceeds of $195.2 million. These net proceeds were used to repay the $25.0 million purchase note arising from our acquisition of 31 properties in January 2002, and the remainder was used to repay part of the borrowings outstanding under our revolving bank credit facility.

On June 27, 2002, we entered into a new revolving bank credit facility to replace our previous credit facility which was scheduled to mature in September 2002. The new credit facility matures in November 2005 and may be extended by us to November 2006 upon the payment of an extension fee. The new credit facility permits borrowings up to $250.0 million, which amount may be increased to $500.0 million in certain circumstances. Drawings under the new credit facility are unsecured. Funds may be drawn, repaid and redrawn until maturity, and no principal repayment is due until maturity. The interest rates (2.95% at December 31, 2002) on borrowings under the new credit facility are calculated as spreads above LIBOR which vary with the amounts of our debt outstanding and credit ratings. The new credit facility is available for acquisitions, working capital and for general business purposes. As of December 31, 2002, $81.0 million was outstanding and $169.0 million was available for drawing under the new credit facility.

On October 25, 2002, we acquired nine senior living properties, containing 747 independent and assisted living units, for $62.9 million which was funded by borrowings under our revolving bank credit facility and cash on hand. These properties are leased to Five Star through December 2019 for annual minimum rent of $6.3 million, plus percentage rent starting in 2005.

Funding for the Alterra transaction described above in Recent Developments was provided by our revolving bank credit facility. As of March 14, 2003, $158.0 million was outstanding and $92.0 million was available for drawing under the new credit facility.

Funding for our current expenses and distributions to shareholders is provided primarily by our leasing operations. Minimum rents are generally received monthly or quarterly from our tenants and percentage rents are received monthly, quarterly or annually. We believe that our current cash, cash equivalents, future cash from leasing activities and availability under our revolving bank credit facility will be sufficient to meet our short term and long term capital requirements.

To the extent we borrow on our revolving bank credit facility and as the maturity dates of our revolving bank credit facility and term debt approach over the longer term, we will explore alternatives for the repayment of amounts due. Such alternatives may include incurring new debt and issuing new equity securities. On January 30, 2002, our shelf registration statement for the issuance of up to $2.0 billion of equity and debt securities was declared effective by the SEC. As of December 31, 2002, $1.8 billion was available under this effective shelf registration statement. An effective shelf registration statement allows us to issue public securities on an expedited basis, but it does not assure that there will be buyers for such securities. Although there can be no assurance that we will consummate any securities offering or other financing, we believe we will have access to various types of financing with which to finance acquisitions and to pay our debt and other obligations.

DEBT AND TRUST PREFERRED COVENANTS

Our principal debt obligations at December 31, 2002, were our unsecured revolving bank credit facility and our $245.0 million of publicly held unsecured debt. Our public debt is governed by an indenture. This indenture and our bank credit agreement contain a number of financial ratio covenants which generally restrict our ability to incur debts, including debts secured by mortgages on our properties in excess of calculated amounts, require us to maintain a minimum net worth, as defined, restrict our ability to make distributions under certain circumstances and require us to maintain other ratios, as defined. Our trust preferred securities are governed by an indenture which is generally less restrictive than the indenture governing our public debt and the terms of our revolving bank credit facility. At December 31, 2002, we were in compliance with all of the covenants under our indentures and our credit agreement.

None of our indentures, our revolving bank credit facility or our other debt obligations contain provisions for acceleration or otherwise which would be triggered by a change in our debt ratings. However, the interest rate payable under the revolving bank credit facility may change as our debt ratings change. Our public debt indenture contains cross default provisions to any other debts equal to or in excess of $10.0 million; and similarly, a default on any of our public indentures would constitute a default under our bank credit agreement. As of December 31, 2002, we have no commercial paper, derivatives, swaps, hedges, joint ventures or partnerships.

RELATED PARTY TRANSACTIONS

In 1999, HRPT distributed a majority of our shares to its shareholders of record on October 8, 1999. In order to effect this spin-off and to govern relations after the spin-off, we entered into a transaction agreement with HRPT, pursuant to which it was agreed that so long as (i) HRPT remains a more than 10% shareholder of us; (ii) we and HRPT engage the same investment manager; or (iii) we and HRPT have one or more common managing trustees; then we will not invest in office buildings, including medical office buildings and clinical laboratory buildings, without the prior consent of HRPT's independent trustees and HRPT will not invest in properties involving senior housing without the prior consent of our independent trustees. If an investment involves both office and senior housing components, the character of the investment will be determined by building area, excluding common areas, unless our board and HRPT's board otherwise agree at the time. These provisions do not apply to any investments HRPT held at the time of the spin-off. Also as part of the transaction agreement, we agreed to subject our ability to waive ownership restrictions contained in our charter to the consent of HRPT's trustees so long as HRPT owns more than 9.8% of our outstanding voting or equity interest.

On December 31, 2001, we distributed substantially all of our shares of Five Star to our shareholders of record on December 17, 2001. In order to effect this spin-off and to govern relations after the spin-off, we entered into agreements with Five Star, pursuant to which it was agreed that:

- so long as Five Star is our tenant, Five Star will neither permit any person or group to acquire more than 9.8% of any class of Five Star's voting stock or permit the occurrence of other change in control events, as defined, nor will Five Star take any action that, in the reasonable judgment of us or HRPT, might jeopardize the tax status of us or HRPT as a REIT;

- we have the option, upon the acquisition by a person or group of more than 9.8% of Five Star's voting stock and upon other change in control events of Five Star, as defined, to cancel all of Five Star's rights under its leases with us;

- so long as Five Star maintains its shared service agreement with Reit Management & Research LLC ("RMR") or is a tenant under a lease with us, Five Star will not acquire or finance any real estate without first giving us, HRPT, Hospitality Properties Trust ("HPT") or any other publicly owned real estate investment trust or other entity managed by RMR the opportunity to acquire or finance real estate investments of the type in which we, HRPT, HPT or any other publicly owned real estate investment trust or other entity managed by RMR, respectively, invest; and

- upon our acquisition in 2002 of 31 senior living communities, Five Star would acquire operating assets and liabilities related to these 31 communities and begin to lease these 31 communities from us for minimum annual rent of $63.0 million.

All of the persons serving as directors of Five Star were trustees of Senior Housing at the time Five Star was spun-off from us. Four of our current trustees are current directors of Five Star.

As of December 31, 2002, we lease 94 senior living communities to Five Star for total annual minimum rent of $76.2 million. In the future, we may transact additional business with Five Star. We believe that our current leases with Five Star were entered into on reasonable commercial terms. However, because of the historical and continuing relationships which we have, these continuing and possibly expanding business relationships may not be arm's length and may not be on the same or as favorable terms as we might enter with third parties whom we did not have such relationships.

During 2002, Five Star acquired seven senior living communities from a third party for $27.0 million. Prior to their acquisition we waived our right to acquire these communities, subject to a continuing right to acquire or finance these properties in the event Five Star determines to sell or finance them. To assist Five Star's financing of this transaction, Five Star sold a senior living community to us, which Five Star purchased in April 2002 for $12.7 million, its approximate carrying value. Simultaneous with Five Star's acquisition of these seven senior living communities, we acquired eight other senior living communities from the same third party seller. Five Star acquired operating assets and liabilities related to these eight communities. Also, Five Star leased these eight communities and the community we purchased from Five Star for minimum annual rent of $6.3 million. The terms of this transaction with Five Star were negotiated on our behalf by our independent trustee who is not on the board of Five Star.

During 2002, we and Five Star became jointly involved in litigation with Marriott and MSLS, the operator of 31 of the senior living communities which we leased to Five Star beginning in 2002. We and Five Star expect to share the costs of this litigation.

In March 2003, we terminated a lease for a nursing home facility in St. Joseph, Missouri and evicted the tenant, which was not current in its rent obligations to us. Five Star has agreed to manage this nursing home until it is re-leased or sold. Five Star will be paid a management fee of 5% of the gross revenues from this nursing home.

We have an agreement with Reit Management & Research LLC, or RMR, to provide investment, management and administrative services to us. RMR is owned by Barry M. Portnoy and Gerard M. Martin, each a managing trustee and member of our board of trustees. Each of our executive officers are also officers of RMR. Our independent trustees, including all of our trustees other than Messrs. Portnoy and Martin, review our contract with RMR at least annually and make determinations regarding its negotiation, renewal or termination. Any termination of our contract with RMR would cause a default under our revolving bank credit facility, if not approved by a majority of lenders. Our current contract term with RMR expires on December 31, 2003. RMR is compensated at an annual rate equal to a percentage of our average real estate investments, as defined. The percentage applied to our investments at the time we were spun-off from HRPT is 0.5%. The annual compensation percentage for the first $250.0 million of investments made since our spin-off from HRPT is 0.7% and thereafter is 0.5%. RMR may also earn an incentive fee based upon increases in funds from operations per share, as defined. Incentive fees are paid in our common shares.

Until March 31, 1997, Mr. Portnoy was a partner of Sullivan & Worcester LLP, our counsel, and counsel to HPT, HRPT, RMR, Five Star and affiliates of each of the foregoing and he received payments from that firm during 2002 in respect of his retirement.

As a result of former tenant bankruptcies and settlements, we assumed operating responsibilities for healthcare facilities effective in July 2000. Under tax laws and regulations applicable to REITs, we were required to engage a contractor to manage these properties after a 90 day transition period. We entered into management agreements with FSQ, Inc. to provide these services in 2000. FSQ was owned by Messrs. Martin and Portnoy. Under these management agreements, until September 2000 FSQ was paid its costs and expenses incurred in managing the facilities for us and thereafter it was paid a fee equal to 5% of patient revenues at the managed facilities. As a result of the Five Star spin-off, we no longer have a relationship with FSQ. In order for Five Star to acquire the personnel, systems and assets necessary to operate facilities which it leases from us, FSQ merged into a Five Star subsidiary and Five Star entered into a shared services agreement with RMR pursuant to which RMR agreed to provide services similar to the services previously provided by RMR to FSQ. The FSQ merger into Five Star was concluded on January 2, 2002. As a result of this merger, Messrs. Portnoy and Martin each received 125,000 shares of Five Star and Five Star assumed certain liabilities of FSQ which were incurred in FSQ prior operations.

CRITICAL ACCOUNTING POLICIES

Our most critical accounting policies concern our investments in real property. These policies affect our:

- allocation of purchase prices between various asset categories and the related impact on our recognition of depreciation expense;
- assessment of the carrying value of long-lived assets; and
- classification of our leases.

These policies involve significant judgments based upon our experience, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual values, the ability of our tenants and operators to perform their obligations to us, and the current and likely future operating and competitive environments in which our properties operate. In the future we may need to revise our assessments to incorporate information which is not now known, and such revisions could increase or decrease our depreciation expense related to properties we own, result in the classification of our leases as other than operating leases or decrease the carrying values of our assets.

During 2000, we assumed the operations of nursing homes from bankrupt former tenants, pursuant to negotiated settlement agreements. Although these settlements as approved by the Bankruptcy Courts had financial effect as of July 1, 2000, the implementation of these settlements was subject to material conditions subsequent, including our obtaining health care regulatory licenses and Medicare and Medicaid provider contracts necessary to operate these nursing homes. Because the majority of the licenses and provider contracts had not been received prior to December 31, 2000, we reported the results of these nursing home operations using the equity method of accounting from July 1, 2000, through December 31, 2000. Net income from these nursing homes was reported as Other Real Estate Income in our Consolidated Statements of Income for the year ended December 31, 2000. During the first quarter of 2001, we obtained substantially all of the healthcare regulatory licenses and Medicare and Medicaid provider agreements necessary for these nursing home operations, and we consolidated the nursing home operations effective January 1, 2001. With respect to the consolidated facilities' operations, our most critical accounting policies in 2001 involved revenue recognition and our assessment of the net realizable value of the facilities' accounts receivable. These policies involved significant judgments based upon our experience, including judgments about changes in governmental payment methodology, contract modifications and economic conditions that affect the collectibility of the facilities' accounts receivable. As a result of the Five Star spin-off, we no longer operate any facilities and we have not recognized any facilities' operations revenues beginning January 1, 2002. Also, the accounts receivable related to facilities' operations were transferred to Five Star as part of the initial capitalization of Five Star. As a result of this transfer, these receivables are not included on our consolidated balance sheet as of December 31, 2001.

IMPACT OF INFLATION

Inflation might have both positive and negative impacts upon us. Inflation might cause the value of our real estate investments to increase. In an inflationary environment, the percentage rents which we receive based upon a percentage of our tenants' revenues should increase. Offsetting these benefits, inflation might cause our costs of equity and debt capital and other operating costs to increase. An increase in our capital costs or in our operating costs will result in decreased earnings unless it is offset by increased revenues. In periods of rapid inflation, our tenants' operating costs may increase faster than revenues and this fact may have an adverse impact upon us if our tenants' operating income from our properties becomes insufficient to pay our rent. To mitigate the adverse impact of increased operating costs at our leased properties, we generally require our tenants to guarantee our rent. To mitigate the adverse impact of increased costs of debt capital in the event of material inflation, we previously have purchased interest rate cap agreements and we may enter into similar interest rate hedge arrangements in the future. The decision to enter into these agreements was and will be based on the amount of floating rate debt outstanding, our belief that material interest rate increases are likely to occur and upon requirements of our borrowing arrangements.

IMPACT OF GOVERNMENT REIMBURSEMENT

Approximately 82% of our rents come from properties where approximately 85% or more of the operating revenues are derived from residents who pay from their own private resources. Of the remaining 18% of our rents which come from properties where the revenues are heavily dependent upon Medicare and Medicaid programs, the operations of these properties currently produce sufficient cash flow to support our rent. However, as discussed in our Annual Report on Form 10-K for the year ended December 31, 2002, under "Business – Government Regulation and Reimbursement", we expect that Medicare and Medicaid rates paid to our tenants may not increase in amounts sufficient to pay our tenants' increased operating costs, or that they may even decline. Also, the hospitals we lease to HEALTHSOUTH are heavily dependent upon Medicare revenues. As discussed above in Recent Developments, recent reports of possible erroneous financial statements by HEALTHSOUTH have called into question whether those hospitals in fact produce sufficient revenues to pay our rent. We cannot predict whether our tenants which are affected by Medicare and Medicaid rates will be able to continue to pay their rent obligations if these expected circumstances occur and persist for an extended period.

SEASONALITY

Nursing home and assisted living operations have historically reflected modest seasonality. During calendar fourth quarter holiday period's residents at such facilities are sometimes discharged to join in family celebrations and admission decisions are often deferred. The first quarter of each calendar year usually coincides with increased illness among residents which can result in increased costs or discharges to hospitals. As a result of these factors and others, these operations sometimes produce greater earnings in the second and third quarters of each calendar year and lesser earnings in the fourth and first calendar quarters. We do not expect these seasonal differences to have a material impact upon the ability of our tenants to pay our rent.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk through our monitoring of available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged from December 31, 2001. Other than as described below, we do not now anticipate any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the future.

At December 31, 2002, our outstanding debt included $245.0 million of 8 5/8% senior unsecured notes due in 2012. The interest on these notes is payable semi-annually. No principal payments are due under these notes until maturity. Because these notes bear interest at a fixed rate, changes in market interest rates during the term of this debt will not affect our operating results. If at maturity these notes are refinanced at interest rates which are 10% higher than the current rate, our per annum interest cost would increase by approximately $2.1 million. We are allowed to make prepayments on these senior notes at par plus a make whole premium, as defined. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity.

Changes in market interest rates also affect the fair value of our debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt, while decreases in market interest rates increase the fair value of our fixed rate debt. Our total fixed rate debt obligations outstanding at December 31, 2002, was $259.7 million, including the $245.0 million of 8 5/8% notes due in 2012 and mortgage notes totaling $14.7 million due in 2017. A hypothetical immediate one percentage point increase in interest rates would decrease the fair value of all our fixed rated debt obligations by approximately $16.2 million.

At December 31, 2002, we had $27.4 million of trust preferred securities outstanding, the dividends on which are dependent upon our making required payments on our 10.125% junior subordinated debentures due 2041. No principal repayments are due on the debentures until maturity. If the debentures were to be refinanced at interest rates which are 10% higher than the current rate, our per annum interest cost would increase $277,000. Our trust preferred securities are listed on the NYSE and their market value is principally determined by supply and demand factors. The market price, if any, of our debentures as of December 31, 2002, may be sensitive to changes in interest rates, similar to our unsecured senior notes discussed above. Based on the balance outstanding at December 31, 2002, and discounted cash flow analysis through the maturity date of the trust preferred securities, a hypothetical immediate one percentage point increase or decrease in interest rates would decrease or increase the fair value of our fixed rate debentures by approximately $2.5 million respectively. Our debentures have provisions that allow us to make repayments earlier than the stated maturity date. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity at higher rates by refinancing at lower rates prior to maturity. Our ability to prepay the debentures at par, beginning June 15, 2006, will also effect the change in the fair value of the debentures which would result from a change in interest rates. For example, discounted cash flow analysis of a one percentage point increase or decrease in interest rates calculated from December 31, 2002, to the first par prepayment option date for our trust preferred securities would decrease or increase the value of those securities by $835,000, respectively.

Our unsecured revolving bank credit facility bears interest at floating rates and matures in November 2005. As of December 31, 2002, we had $81.0 million outstanding and $169.0 million available for drawing under our revolving bank credit facility. We borrow in U.S. dollars and borrowings under our revolving bank credit facility are subject to interest at LIBOR plus a premium. Accordingly, we are vulnerable to changes in U.S. dollar based short term rates, specifically LIBOR. A change in interest rates would not affect the value of this floating rate debt but would affect our operating results. For example, the interest rate payable on our outstanding indebtedness of $81.0 million at December 31, 2002, was 2.95% per annum. The following table shows the impact a 10% change in interest rates would have on our interest expense for the floating rate debt outstanding at December 31, 2002:

	Interest Rate Per Year	Outstanding Debt	Total Interest Expense Per Year
At December 31, 2002	2.95%	$ 81,000	$ 2,390
10% reduction	2.65%	$ 81,000	$ 2,147
10% increase	3.25%	$ 81,000	$ 2,633

The foregoing table shows the impact of an immediate change in floating interest rates. If interest rates were to change gradually over time, the impact would be spread over time. Our exposure to fluctuations in interest rates has increased since December 31, 2002, and it may increase further in the future if we incur debt to fund acquisitions or otherwise.

Management's Discussion and Analysis

of financial condition and results of operations

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS REQUIRES US TO MAKE ESTIMATES AND ASSUMPTIONS AND CONTAINS STATEMENTS REGARDING OUR INTENT, BELIEF OR EXPECTATIONS, OR THE INTENT, BELIEF OR EXPECTATIONS OF OUR TRUSTEES OR OUR OFFICERS WITH RESPECT TO OUR TENANTS' ABILITY TO PAY OUR RENTS, OUR ABILITY TO PURCHASE ADDITIONAL PROPERTIES, OUR ABILITY TO PAY INTEREST AND DEBT PRINCIPAL AND MAKE DISTRIBUTIONS, OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND OTHER MATTERS, OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OUR ABILITY TO APPROPRIATELY BALANCE THE USE OF DEBT AND EQUITY AND TO RAISE CAPITAL, OUR LITIGATION WITH MARRIOTT INTERNATIONAL, INC. AND OTHER MATTERS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE", OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION, THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS (INCLUDING PREVAILING INTEREST RATES) ON US AND OUR TENANTS, COMPLIANCE WITH AND CHANGES TO REGULATIONS AND PAYMENT POLICIES WITHIN THE REAL ESTATE, SENIOR HOUSING AND HEALTHCARE INDUSTRIES, CHANGES IN FINANCING TERMS, COMPETITION WITHIN THE REAL ESTATE, SENIOR HOUSING AND HEALTHCARE INDUSTRIES, AND CHANGES IN FEDERAL, STATE AND LOCAL LEGISLATION. FOR EXAMPLE, OUR TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS; WE MAY BE UNABLE TO IDENTIFY PROPERTIES WHICH WE WANT TO BUY OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES OR LEASE TERMS FOR NEW PROPERTIES. THESE UNEXPECTED RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH, SUCH AS CHANGES IN OUR TENANTS' COSTS OR THEIR REVENUES INCLUDING MEDICARE AND MEDICAID REVENUES OR CHANGES IN THE CAPITAL MARKETS OR THE ECONOMY GENERALLY, ARE BEYOND OUR CONTROL. SIMILARLY, THE FACT THAT A MARYLAND COURT HAS ISSUED A PRELIMINARY ORDER WHICH PERMITS OR PROHIBITS ACTIONS BY MARRIOTT, US AND FIVE STAR MAY IMPLY THAT THE FINAL OUTCOME OF THIS CASE WILL ALSO PERMIT OR PROHIBIT THOSE ACTIONS. HOWEVER, AFTER FURTHER HEARINGS, THE MARYLAND COURT MAY REVOKE THE PRIOR ORDER OR ISSUE A NEW AND DIFFERENT ORDER. ALSO, OUR ASSERTIONS THAT MARRIOTT HAS IMPROPERLY ALLOCATED CHARGES TO THE MARRIOTT COMMUNITIES, IMPROPERLY PROFITED FROM SALES BY MARRIOTT AFFILIATES TO THOSE COMMUNITIES OR MADE UNTIMELY PAYMENTS TO FIVE STAR ARE BEING DISPUTED BY MARRIOTT. DISCOVERY DURING LAWSUITS OR DECISIONS BY COURTS MAY RESULT IN DIFFERENT AND CONTRARY CONCLUSIONS. FURTHER, WE CURRENTLY EXPECT FIVE STAR COULD ASSUME THE OPERATIONS OF OUR 31 SENIOR LIVING COMMUNITIES WHICH ARE MANAGED BY MARRIOTT AND THAT THIS CHANGE IN OPERATIONS WOULD NOT RESULT IN AN INTERRUPTION IN THE RENT PAID BY FIVE STAR TO US FOR THESE COMMUNITIES. HOWEVER, MARRIOTT IS DISPUTING THE TERMINATION OF ITS MANAGEMENT CONTRACTS AND MAY REFUSE TO COOPERATE IN THE TRANSITION OF THESE OPERATIONS, AND SUCH ACTIONS BY MARRIOTT MAY CAUSE FINANCIAL LOSSES TO FIVE STAR WHICH MAKE IT IMPOSSIBLE FOR FIVE STAR TO CONTINUE TO PAY RENT DUE US. MARRIOTT INTENDS TO TRANSFER THE OPERATIONS OF THE 31 SENIOR LIVING COMMUNITIES TO SUNRISE; WE ARE UNABLE TO PREDICT WHAT EFFECT THIS TRANSFER MAY HAVE UPON FIVE STAR'S ABILITY TO PAY OUR RENT FOR THESE COMMUNITIES. THE PENDING LITIGATION COULD BE EXPENSIVE AND MIGHT HAVE UNEXPECTED OUTCOMES. FORWARD LOOKING STATEMENTS ARE ONLY EXPRESSIONS OF OUR PRESENT EXPECTATIONS AND INTENTIONS. FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR, AND THEY MAY NOT OCCUR. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

Real Estate Owned

(dollars in thousands)

Location	Number of Properties	Year(s) Built	Year(s)[1] Acquired	Units/ Beds	Amount at Which Carried at Close of Period: Land	Buildings & Improvements	Total[2]	Accumulated Depreciation[3]
Arizona	7	1984 - 1990	1992 - 2002	1,387	$ 11,887	$ 79,294	$ 91,181	$ 6,592
California	9	1963 - 1987	1990 - 2002	1,470	15,604	97,245	112,849	11,556
Colorado	7	1963 - 1978	1990 - 1997	805	1,461	27,204	28,665	6,424
Connecticut	2	1971 - 1974	1992	300	2,684	8,420	11,104	3,604
Delaware	5	1965 - 1991	2002	869	8,461	51,021	59,482	1,384
Florida	11	1949 - 1994	1994 - 2002	3,039	25,678	193,782	219,460	27,510
Georgia	4	1967 - 1985	1996	399	1,216	11,349	12,565	2,267
Illinois	1	1986	1994	363	3,665	33,077	36,742	6,858
Indiana	1	1986	2002	221	2,781	16,710	19,491	450
Iowa	7	1963 - 1978	1993 - 2000	494	984	11,052	12,036	2,435
Kansas	3	1972 - 1986	1995 - 2002	402	3,972	28,061	32,033	743
Kentucky	3	1980 - 1985	2002	606	3,524	38,603	42,127	1,030
Maryland	6	1992 - 2000	1994 - 2002	724	5,898	60,684	66,582	6,476
Massachusetts	3	1975 - 1984	1988 - 2000	489	10,220	55,751	65,971	3,432
Michigan	2	1966 - 1969	2000	269	1,177	7,989	9,166	593
Missouri	2	1970 - 1976	1993	195	213	3,652	3,865	920
Nebraska	14	1955 - 1989	1995 - 2000	820	1,186	12,904	14,090	1,469
New Jersey	2	1987 - 1994	1995 - 2002	572	6,185	40,835	47,020	2,907
New Mexico	1	1986	2002	209	3,828	22,912	26,740	621
North Carolina	1	1999	2002	89	713	4,688	5,401	28
Ohio	2	1965 - 1989	1993 - 2002	515	332	31,284	31,616	1,490
Pennsylvania	1	1985	1991	140	1,518	14,080	15,598	7,354
South Carolina	1	1980	2002	164	543	3,339	3,882	89
South Dakota	3	1960 - 1968	1992	361	442	7,147	7,589	2,107
Texas	6	1987 - 1991	1994 - 2002	1,749	21,762	133,710	155,472	5,703
Virginia	5	1990 - 1999	1994 - 2002	1,003	6,175	63,692	69,867	11,135
Washington	1	1964	1993	103	256	4,937	5,193	1,398
Wisconsin	7	1920 - 1969	1990 - 1998	881	2,349	22,944	25,293	6,535
Wyoming	2	1964 - 1970	1993	191	323	7,084	7,407	1,929
Total	119			18,829	$ 145,037	$ 1,093,450	$1,238,487	$ 125,039

(1) Includes acquisition dates of HRPT, our predecessor.

(2) Aggregate cost for federal income tax purposes is approximately $1,397.1 million.

(3) Depreciation is provided on buildings and improvements for periods ranging up to 40 years and on equipment up to 12 years.

Taxability of Distributions

Payment Date	Distribution Paid Per Share	Ordinary Income	Return of Capital
February 21, 2002	$ 0.3000	$ 0.1869	$ 0.1131
May 21, 2002	0.3100	0.1932	0.1168
August 22, 2002	0.3100	0.1932	0.1168
November 21, 2002	0.3100	0.1932	0.1168
Total 2002 Distributions	$ 1.2300	$ 0.7665	$ 0.4635
May 21, 2001	$ 0.3000	$ 0.1455	$ 0.1545
August 21, 2001	0.3000	0.1455	0.1545
November 27, 2001	0.3000	0.1455	0.1545
December 31, 2001	0.7260	0.3522	0.3738
Total 2001 Distributions	$ 1.6260	$ 0.7887	$ 0.8373

Report of Independent Auditors

TO THE TRUSTEES AND SHAREHOLDERS OF SENIOR HOUSING PROPERTIES TRUST

We have audited the accompanying consolidated balance sheets of Senior Housing Properties Trust, as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Senior Housing Properties Trust as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Boston, Massachusetts
February 7, 2003
except for Note 15, as to which
date is March 19, 2003

Consolidated Balance Sheets

(dollars in thousands, except per share amounts)

	December 31,	
	2002	2001
ASSETS		
Real estate properties, at cost:		
Land	$ 145,037	$ 59,308
Buildings and improvements	1,093,450	533,891
	1,238,487	593,199
Less accumulated depreciation	125,039	124,252
	1,113,448	468,947
Cash and cash equivalents	8,654	352,026
Restricted cash	12,364	10,201
Investments	8,288	8,841
Deferred financing fees, net	9,512	6,578
Due from affiliates	–	3,275
Other assets	5,934	17,435
Total assets	$ 1,158,200	$ 867,303
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving bank credit facility	$ 81,000	$ –
Senior unsecured notes due 2012, net of discount	243,746	243,607
Secured debt and capital leases	32,618	9,100
Prepaid rent	7,342	7,114
Security deposits	1,585	1,520
Accrued interest	9,962	745
Other liabilities	1,575	2,932
Due to affiliates	652	267
Total liabilities	378,480	265,285
Trust preferred securities	27,394	27,394
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $0.01 par value; 62,000,000 shares authorized, 58,436,900 and 43,421,700 shares issued and outstanding at December 31, 2002 and 2001, respectively	584	434
Additional paid-in capital	853,637	658,348
Cumulative net income	105,875	55,691
Cumulative distributions	(209,304)	(141,936)
Unrealized gain on investments	1,534	2,087
Total shareholders' equity	752,326	574,624
Total liabilities and shareholders' equity	$ 1,158,200	$ 867,303

See accompanying notes

Consolidated Statements of Income

(amounts in thousands, except per share amounts)

	Year Ended December 31,		
	2002	2001	2000
REVENUES:			
Rental income	$ 115,560	$ 47,430	$ 64,377
FF&E reserve income	5,345	–	–
Facilities' operations	–	224,867	–
Other real estate income	–	–	2,630
Interest and other income	1,392	2,347	1,520
Gain on foreclosures and lease terminations	–	–	7,105
Total revenues	122,297	274,644	75,632
EXPENSES:			
Interest	27,399	5,879	15,366
Depreciation	31,596	19,351	20,064
Facilities' operations	–	217,910	–
General and administrative:			
Recurring	8,478	4,129	5,475
Related to foreclosures and leases terminations	–	4,167	3,519
Five Star spin-off costs	–	3,732	–
Total	67,473	255,168	44,424
Income from continuing operations before distributions on trust preferred securities and gain on sale of properties	54,824	19,476	31,208
Distributions on trust preferred securities	2,811	1,455	–
Income from continuing operations before gain on sale of properties	52,013	18,021	31,208
Loss from discontinued operations	(1,829)	(1,003)	(186)
Gain on sale of properties	–	–	27,415
Net income	$ 50,184	$ 17,018	$ 58,437
Weighted average shares outstanding	56,416	30,859	25,958
Basic and diluted earnings per share:			
Income from continuing operations before gain on sale of properties	$ 0.92	$ 0.58	$ 1.20
Loss from discontinued operations	$ (0.03)	$ (0.03)	$ (0.01)
Net income	$ 0.89	$ 0.55	$ 2.25

See accompanying notes

Consolidated Statements of Shareholders' Equity

(dollars in thousands)

	Number of Shares	Common Shares	Additional Paid-in Capital	Cumulative Net Income (Loss)	Cumulative Distributions	Accumulated Other Comprehensive Income	Total
Balance at December 31, 1999	26,001,500	$ 260	$ 444,511	$ (19,764)	$ (15,601)	$ –	$ 409,406
Comprehensive income:							
Net income	–	–	–	58,437	–	–	58,437
Unrealized gain on investments	–	–	–	–	–	1,063	1,063
Total comprehensive income	–	–	–	58,437	–	1,063	59,500
Distributions	–	–	–	–	(46,722)	–	(46,722)
Cancellation of shares	(100,000)	(1)	1	–	–	–	–
Stock grants	14,600	–	126	–	–	–	126
Balance at December 31, 2000	25,916,100	259	444,638	38,673	(62,323)	1,063	422,310
Comprehensive income:							
Net income	–	–	–	17,018	–	–	17,018
Unrealized gain on investments	–	–	–	–	–	1,024	1,024
Total comprehensive income	–	–	–	17,018	–	1,024	18,042
Distributions	–	–	–	–	(29,613)	–	(29,613)
Distribution of Five Star Quality Care, Inc. shares	–	–	–	–	(50,000)	–	(50,000)
Issuance of shares	17,492,000	175	213,534	–	–	–	213,709
Stock grants	13,600	–	176	–	–	–	176
Balance at December 31, 2001	43,421,700	434	658,348	55,691	(141,936)	2,087	574,624
Comprehensive income:							
Net income	–	–	–	50,184	–	–	50,184
Unrealized gain on investments	–	–	–	–	–	(553)	(553)
Total comprehensive income	–	–	–	50,184	–	(553)	49,631
Distributions	–	–	–	–	(67,368)	–	(67,368)
Issuance of shares	15,000,000	150	195,060	–	–	–	195,210
Stock grants	15,200	–	229	–	–	–	229
Balance at December 31, 2002	58,436,900	$ 584	$ 853,637	$ 105,875	$ (209,304)	$ 1,534	$ 752,326

See accompanying notes

Consolidated Statements of Cash Flows

(dollars in thousands)

	Year Ended December 31,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 50,184	$ 17,018	$ 58,437
Adjustments to reconcile net income to cash provided by operating activities:			
Other real estate income	–	–	(2,630)
Depreciation	31,596	19,351	20,064
Loss from discontinued operations	1,829	1,003	186
Amortization of deferred finance costs and debt discounts	1,324	–	–
FF&E reserve income	(5,345)	–	–
Gain on sale of properties	–	–	(27,415)
Gain on foreclosures and lease terminations	–	–	(7,105)
Change in assets and liabilities:			
Restricted cash	(3,955)	(9,400)	(47)
Other assets	11,730	(3,737)	339
Prepaid rent	228	7,058	(7,612)
Accrued interest	9,217	(369)	22
Other liabilities	(1,359)	(13,774)	(2,902)
Due to affiliate	387	254	(314)
Due from affiliate	3,275	–	–
Cash provided by operating activities	99,111	17,404	31,023
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sale of real estate, net	728	–	135,178
Real estate and personal property acquisitions	(622,462)	(2,176)	(2,300)
Security deposits	65	1,285	–
Cash contribution to Five Star in connection with spin-off	–	(24,943)	–
Investment in facilities' operations	–	–	(38,530)
Cash (used for) provided by investing activities	(621,669)	(25,834)	94,348
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common shares, net	195,210	213,709	–
Proceeds from issuance of senior notes, net of discount	–	243,607	–
Proceeds from issuance of trust preferred securities	–	27,394	–
Proceeds from issuance of mortgages payable	–	9,100	–
Proceeds from borrowings on revolving bank credit facility	415,000	43,000	49,000
Repayments of borrowings on revolving bank credit facility	(334,000)	(140,000)	(152,000)
Repayment of debt	(25,537)	–	–
Deferred financing fees	(4,119)	(6,659)	–
Distributions to shareholders	(67,368)	(37,388)	(38,947)
Cash provided by (used for) financing activities	179,186	352,763	(141,947)
(Decrease) increase in cash and cash equivalents	(343,372)	344,333	(16,576)
Cash and cash equivalents at beginning of period	352,026	515	17,091
Cash and cash equivalents at facilities' operations at beginning of period	–	7,178	–
Cash and cash equivalents at end of period	$ 8,654	$ 352,026	$ 515

See accompanying notes

Consolidated Statements of Cash Flows (continued)

(dollars in thousands)

	Year Ended December 31,		
	2002	2001	2000
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 18,182	$ 6,248	$ 15,344
NON-CASH INVESTING ACTIVITIES:			
Debt assumed in acquisition	49,055	–	–
Real estate acquired in a property exchange	(43,308)	–	–
Real estate disposed of in a property exchange, net	43,308	–	–
Capital expenditure deposits in restricted cash	5,345	–	–
Purchases of fixed assets with restricted cash	(7,137)	–	–
Net working capital contributed to Five Star in connection with spin-off	–	22,153	–
Real estate and related property received	–	–	(27,869)
Real estate and related property conveyed, net	–	2,904	10,759
Real estate mortgage receivable conveyed, net	–	–	4,277
Real estate mortgages receivable foreclosed	–	–	17,779
Shares of HRPT Properties Trust received	–	–	6,500
NON-CASH FINANCING ACTIVITIES:			
Issuance of common shares	229	176	126

See accompanying notes

Notes to Consolidated Financial Statements

NOTE 1. ORGANIZATION

Senior Housing Properties Trust (the "Company") is a Maryland real estate investment trust ("REIT") which invests in senior housing real estate, including apartment buildings for aged residents, independent living properties, assisted living facilities and nursing homes. At December 31, 2002, the Company owned 119 properties in 29 states all of which were leased to tenants.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All intercompany transactions have been eliminated.

During 2000, the Company assumed the operations of nursing homes from bankrupt former tenants, pursuant to negotiated settlement agreements. Although these settlements, as approved by the Bankruptcy Courts, had financial effect as of July 1, 2000, the implementation of these settlements was subject to material conditions subsequent, including the Company's obtaining healthcare regulatory licenses and Medicare and Medicaid provider contracts necessary to operate these nursing homes. Because the majority of the licenses and provider contracts had not been received prior to December 31, 2000, the Company reported the results of these nursing home operations using the equity method of accounting from July 1, 2000, through December 31, 2000. Net income from these nursing homes was reported as Other Real Estate Income in the Company's Consolidated Statements of Income for the year ended December 31, 2000. During the first quarter of 2001, the Company obtained substantially all of the healthcare regulatory licenses and Medicare and Medicaid provider agreements necessary for these nursing home operations. Accordingly, the Company consolidated the nursing home operations effective January 1, 2001 and recognized facilities' operations revenues and expenses. On December 31, 2001, the Company distributed substantially all of its ownership of Five Star Quality Care, Inc. ("Five Star"), one of its wholly-owned subsidiaries which operated these facilities prior to that date for the Company's account, to the Company's shareholders (the "Five Star Spin-Off"). At the time of the Five Star Spin-Off, the Company entered a lease with Five Star for facilities previously operated by Five Star for the Company's account. Subsequent to the Five Star Spin-Off, the Company recognizes only rental income from these operations.

Under a lease with Five Star for 31 communities acquired in January 2002, periodic deposits based on a percentage of the gross revenue at the leased properties are made into escrow accounts as a capital expenditure reserve. Through September 30, 2002, these escrow accounts were owned by the Company, but controlled by Five Star and Marriott International, Inc. ("Marriott"), as manager of these 31 communities. Payments into these escrow accounts through September 30, 2002, were reported by the Company as FF&E reserve income. As a result of an amendment to this lease on October 1, 2002, these escrow accounts are owned by Five Star and the Company has security and remainder interests in these accounts and in property purchased with funding from these accounts. Effective October 1, 2002, the Company no longer has any FF&E reserve income. The amount of funding in these escrow accounts will not be changed and all of the escrowed funds will continue to be used for capital expenditures at these leased properties.

Real Estate Properties. Depreciation on real estate properties is expensed on a straight-line basis over estimated useful lives of up to 40 years for buildings and improvements and up to 12 years for personal property. Management regularly evaluates whether events or changes in circumstances have occurred that could indicate an impairment in the value of long-lived assets. If there is an indication that the carrying value of an asset is not recoverable, management estimates the projected undiscounted cash flows of the related individual properties (the lowest level for which there are identifiable cash flows independent of other assets included in the same lease group) to determine if an impairment loss should be recognized. The amount of impairment loss is determined by comparing the historical carrying value of the asset to its estimated fair value. Estimated fair value is determined through an evaluation of recent financial performance and projected discounted cash flows of properties using standard industry valuation techniques. In additional to consideration of impairment upon the events or changes in circumstances described above, management regularly evaluates the remaining lives of its long-lived assets. If estimated lives are changed, the carrying value of affected assets is allocated over the remaining lives.

Cash and Cash Equivalents. Cash and cash equivalents, consisting of overnight repurchase agreements and short-term investments with original maturities of three months or less at the date of purchase, are carried at cost plus accrued interest, which approximates market.

Restricted Cash. Restricted cash consists of a $9.2 million bank certificate of deposit which matures in July 2003 pledged as security for a $9.1 million mortgage debt plus amounts escrowed for capital expenditures at certain of the Company's leased properties.

Investments. The Company owns 1,000,000 common shares of HRPT Properties Trust ("HRPT") which are classified as available for sale and carried at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity. The Company also owns 35,000 common shares of Five Star which it retained or received in connection with the Five Star Spin-Off (see Note 6). The Unrealized Gain On Investments shown on the Consolidated Balance Sheets represents the difference between HRPT's and Five Star's quoted market prices on the date they were acquired ($6.50 and $7.26 per share, respectively) and on December 31, 2002 ($8.24 and $1.37 per share, respectively). At December 31, 2002, the Company's investment in HRPT had a fair value of $8.2 million and unrealized holding gains of $1.7 million. At February 7, 2003, this investment had a fair value of $8.4 million and unrealized holding gains of $1.9 million. At December 31, 2002, the Company's investment in Five Star had a fair value of $47,950 and an unrealized holding loss of $206,150. At February 7, 2003, this investment had a fair value of $45,850 and an unrealized holding loss of $208,250.

Deferred Finance Costs. Issuance costs related to borrowings are capitalized and amortized over the terms of the respective loans. The unamortized balance of deferred finance costs and accumulated amortization were $10.8 million and $1.3 million and $6.6 million and $81,000 at December 31, 2002 and 2001, respectively. The weighted average amortization period is approximately 11 years. The amortization expense to be incurred over the next five years as of December 31, 2002 is $1.7 million in 2003, $1.6 million in 2004, $1.4 million in 2005, $610,000 in 2006 and $610,000 in 2007.

Revenue Recognition. Rental income from operating leases is recognized on a straight-line basis over the life of lease agreements. Interest income is recognized as earned over the terms of real estate mortgages. Percentage rent and supplemental mortgage interest income are recognized as earned in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." For the years ended December 31, 2002, 2001 and 2000, percentage rent and supplemental mortgage interest income aggregated $3.2 million, $3.2 million, and $3.0 million, respectively.

In 2001, revenues from facilities' operations were derived primarily from providing healthcare services to residents. Approximately 76% of 2001 revenues were derived from payments under federal and state medical assistance programs. The Company accrued for revenues when services were provided at standard charges adjusted to amounts estimated to be received under governmental programs and other third-party contractual arrangements. However, as a result of the Five Star Spin-Off, beginning January 1, 2002, the Company no longer operates any facilities and does not recognize any facilities' operations revenues.

Earnings Per Common Share. Earnings per common share is computed using the weighted average number of shares outstanding during the period. The Company has no common share equivalents, instruments convertible into common shares or other dilutive instruments.

Use of Estimates. Preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from these estimates.

Income Taxes. The Company qualifies as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Accordingly, the Company is not expected to be subject to federal income taxes provided it distributes its taxable income and continues to meet the other requirements for qualifying as a real estate investment trust. However, the Company is subject to some state and local taxes on its income and property. The characterization of the distributions made in 2002, 2001 and 2000 was 62.32%, 48.51% and 12.95% ordinary income, respectively, 37.68%, 51.49% and 0% return of capital, respectively and 0%, 0% and 87.05% (of which, 30.1% was unrecaptured depreciation) capital gain, respectively.

New Accounting Pronouncements. In 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 141 "Business Combinations" ("FAS141"), SFAS No. 142 "Goodwill and Other Intangible Assets" ("FAS 142") and SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). The Company's adoption of FAS 141, FAS 142 and FAS 144 on January 1, 2002, had no effect on the Company's financial position or results of operations at that time. In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("FAS 145"). The provisions of this standard eliminate the requirement that a gain or loss from the extinguishment of debt be classified as an extraordinary item, unless it can be considered unusual in nature and infrequent in occurrence. The Company will implement FAS 145 on January 1, 2003, which implementation is currently expected to have no impact on the Company's financial position or results of operations.

Reclassifications. Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

NOTE 3. REAL ESTATE PROPERTIES

The Company's properties are generally leased on a triple net basis, pursuant to noncancellable, fixed term, operating leases expiring between 2003 and 2019. Most leases to a single tenant or group of affiliated tenants are cross-defaulted and cross-guaranteed, and provide for all-or-none tenant renewal options at existing or market rent rates. These triple net leases generally require the lessee to pay all property operating costs. The cost, after impairment write downs, and the carrying value of the properties leased were $1.2 billion and $1.1 billion at December 31, 2002, respectively. The future minimum lease payments to be received during the current terms of the Company's leases as of December 31, 2002, are $119.9 million in 2003, $120.0 million in 2004, $120.0 million in 2005, $117.6 million in 2006, $117.6 million in 2007 and $1.0 billion thereafter.

On January 2, 2002, a tenant, HEALTHSOUTH Corporation ("HEALTHSOUTH"), settled a non-monetary default with the Company by exchanging properties. The Company delivered to HEALTHSOUTH title to five nursing homes which HEALTHSOUTH leased from the Company, one of which was closed by HEALTHSOUTH which created the non-monetary default. In exchange, HEALTHSOUTH delivered to the Company title to two rehabilitation hospitals which HEALTHSOUTH leases from the Company. As part of this settlement, HEALTHSOUTH's lease was extended from January 2006, to December 2011, and the annual rent was reduced from $10.3 million to $8.7 million.

On January 11, 2002, the Company acquired 31 senior living communities for $600.0 million. These communities are managed by a subsidiary of Marriott and are leased to Five Star through December 2017, plus a renewal option of 15 years thereafter, for annual minimum rent of $63.0 million, plus percentage rent starting in 2003. As discussed in Note 14, Marriott expects to sell the stock of the subsidiary which manages these facilities.

On October 25, 2002, the Company acquired nine senior living properties for approximately $62.9 million. Simultaneously, the Company leased these nine properties to Five Star through December 2019, plus a renewal option of 15 years thereafter, for annual minimum rent of $6.3 million, plus percentage rent starting in 2005.

During 2002, the Company sold a property which had been closed by Five Star earlier in the year and had been classified as an asset held for sale. The following table provides the components of the Loss From Discontinued Operations included in the Consolidated Statements of Income related to this property:

	2002	2001	2000
Revenues	$ –	$ 4,368	$ (110)
Facilities' operations expense	–	(5,291)	–
Depreciation expense	(40)	(80)	(76)
Impairment loss	(2,450)	–	–
Gain on sale of property	661	–	–
Loss from discontinued operations	$ (1,829)	$ (1,003)	$ (186)

The sold property was combined in one lease with other properties operated by Five Star. Under the terms of the lease, the rent payable on the combined lease was reduced by 10% of the net proceeds received by the Company from the sale.

During 2000, the Company sold four independent living properties and three nursing homes and recognized gains of $27.4 million.

NOTE 4. GAIN ON FORECLOSURES AND LEASE TERMINATIONS

In connection with the foreclosures and lease terminations which resulted in the Company's assumption of operations of nursing homes as discussed in Note 2, the Company retained a forfeited $15.0 million security deposit, 1,000,000 common shares of HRPT valued at $6.5 million, 100,000 common shares of the Company, nine properties valued at $10.1 million and the personal property at all of the foreclosed properties and repossessed leased properties. In addition, recognition of rental income previously deferred related to these properties totaling $19.0 million was accelerated. These income items were offset by the value of properties deeded to a former tenant, the forgiveness of mortgage debt due from a bankrupt borrower, legal and professional costs, licensing costs, and impairment write-downs of $9.7 million related to certain of the properties and a reserve for repairs and deferred maintenance at these properties of $10.0 million. The net result of assets received and accelerated deferred income over the assets traded and debts forgiven, various costs, the impairment write-downs and the repairs and maintenance reserve was recorded in 2000 as a $7.1 million gain on foreclosures and lease terminations.

NOTE 5. SHAREHOLDERS' EQUITY

The Company has reserved 1,300,000 shares of the Company's common shares under the terms of the 1999 Incentive Share Award Plan (the "Award Plan"). During the year ended December 31, 2002, 13,200 common shares were awarded to officers of the Company and certain employees of the Company's investment manager pursuant to this plan. In addition, the Company's independent trustees are each awarded 500 common shares annually as part of their annual fees. The shares awarded to the trustees vest immediately. The shares awarded to the Company's officers and certain employees of its investment manager vest over a three-year period. At December 31, 2002, 1,257,100 of the Company's common shares remain reserved for issuance under the Award Plan. All share awards are expensed at the time of the grants.

Cash distributions paid or payable by the Company for the years ended December 31, 2002, 2001 and 2000, were $1.24 per share, $1.20 per share and $1.20 per share, respectively. In connection with the Five Star Spin-Off, the Company distributed one share of Five Star for every ten shares of the Company to the Company's shareholders on December 31, 2001, which was valued at $0.726 per common share of the Company for income tax purposes. This valuation was based upon the trading price of Five Star shares at the time of the Five Star Spin-Off.

NOTE 6. SPIN-OFF TRANSACTION

As discussed in Note 2, the Company completed the Five Star Spin-Off by distributing 4,342,170 common shares of Five Star to its shareholders on December 31, 2001. Concurrent with the Five Star Spin-Off, the Company entered into a lease agreement with Five Star for 55 healthcare facilities expiring in 2018 and Five Star assumed the Company's leasehold for one additional facility. As discussed in Note 3, the Company sold one of these properties in 2002. The minimum rent for these facilities is $6.9 million per year. In addition, percentage rent will be due starting in 2004. The Company also entered into a transaction agreement to govern the initial capitalization of Five Star and other events related to the Five Star Spin-Off. Pursuant to the transaction agreement, the Company provided initial capitalization of $50.0 million of equity to Five Star which consisted of cash and working capital related to the operations of the 56 facilities plus two properties with a net book value of $2.2 million. Simultaneous with the Five Star Spin-Off, Five Star became a public company listed on the American Stock Exchange. The Company incurred $3.7 million of expenses relating to the Five Star Spin-Off, which included costs of distributing Five Star shares to shareholders, legal and accounting fees, Securities and Exchange Commission filing fees and Five Star's American Stock Exchange listing fees.

NOTE 7. TRANSACTIONS WITH AFFILIATES

The Company has an agreement with Reit Management & Research LLC ("RMR") for RMR to provide investment, management and administrative services to the Company. RMR is owned by Gerard M. Martin and Barry M. Portnoy, each a managing trustee and member of the Company's board of trustees. RMR is compensated annually based on a formula amount of gross invested real estate assets. RMR is also entitled to an annual incentive fee, which is based on a formula and paid in restricted common shares of the Company. Investment advisory fees paid to RMR for the years ended December 31, 2002, 2001 and 2000, were $6.6 million, $3.2 million and $3.7 million, respectively. To date, the Company has not paid any incentive fees to RMR.

As a result of the nursing home bankruptcies and settlements discussed in Note 2, subject to the receipt of necessary healthcare licenses, the Company assumed operating responsibilities for healthcare facilities effective July 1, 2000. Nursing care and other services were provided at these properties to approximately 5,000 residents. Under tax laws and regulations applicable to REITs, the Company was required to engage a contractor to manage these properties after a 90 day transition period. The Company entered into management agreements with FSQ, Inc., to provide these services beginning in 2000. FSQ, Inc., was owned by Messrs. Martin and Portnoy, the Company's managing trustees, until January 2, 2002. Under these management agreements, during the first 90 days FSQ, Inc., was paid its costs and expenses incurred in managing the facilities for the Company and thereafter it was paid a fee equal to five percent of patient revenues at the managed facilities. During 2001 and 2000, the fees paid to FSQ, Inc., by the Company totaled $11.5 million and $5.1 million, respectively. This amount includes fees with respect to all services provided by FSQ, Inc., to the Company including those described in this paragraph and in the next paragraph.

As part of the bankruptcy settlement agreement between the Company and one of its former tenants, in partial satisfaction of its financial obligations to the Company, the former tenant conveyed nine nursing homes free of debt to the Company. Under tax laws and regulations applicable to REITs during 2000, the Company was unable to operate nursing homes that were not previously owned and leased or mortgaged by the Company. Accordingly, new corporations were created to take title to and operate these nine nursing homes, and Messrs. Martin and Portnoy each purchased 0.5% of the beneficial ownership and 50% of the voting control while the Company retained 99% of the beneficial ownership and no voting control (the "99-1 Corporations"). Effective January 1, 2001, applicable laws were changed to permit REITs to have voting control of taxable REIT subsidiaries ("TRSs"). Effective January 1, 2001, Messrs. Martin and Portnoy sold their beneficial ownership and voting control of the 99-1 Corporations to the Company for their historical investment. The nursing homes owned by these 99-1 Corporations and TRSs were managed by FSQ, Inc.

In connection with the Five Star Spin-Off, the Company entered into a transaction agreement with Five Star, FSQ, Inc. and RMR. The transaction agreement provided for, among other things, (i) the capitalization of Five Star by the Company with $50.0 million of equity consisting of cash, property and working capital, (ii) the spin-off of Five Star, (iii) the lease of 55 senior living facilities to Five Star, which became effective December 31, 2001, (iv) the lease to Five Star of 31 senior living facilities to be acquired from Crestline Capital Corporation ("Crestline"), which became effective when that acquisition closed on January 11, 2002, and (v) a right of first refusal granted by Five Star to the Company, before it acquires or finances any real estate investments of the type in which the Company invests. In order to acquire the personnel, systems and assets necessary for Five Star to operate facilities which it leases from the Company, the transaction agreement also provided for the merger of FSQ, Inc. into a Five Star subsidiary and for Five Star's entering into a shared services agreement with RMR pursuant to which RMR agreed to provide services similar to the services previously provided by RMR to FSQ, Inc. That FSQ, Inc. merger into Five Star was concluded on January 2, 2002, and as consideration in the merger, Five Star issued 125,000 shares of its common stock to each of Messrs. Martin and Portnoy, having a total value (based on the average high and low trading price of Five Star's common stock on the American Stock Exchange on January 2, 2002) of $1.9 million ($7.50 per share). Messrs. Martin and Portnoy are the managing directors of Five Star. In connection with this merger, the Company's board of trustees received an opinion from an internationally recognized investment banking firm to the effect that the consideration provided for in the merger agreement was fair, from a financial point of view, to Five Star.

Pursuant to the Five Star Spin-Off transaction agreement, the Company agreed to contribute $50.0 million of equity consisting of cash, property and working capital to Five Star on December 31, 2001. Amounts were estimated on December 31, 2001 and the transaction agreement provided that a true up of amounts contributed would be completed subsequent to the year end. The amount owed to the Company by Five Star was approximately $3.3 million as of December 31, 2001, and was included in Due from Affiliates in the Consolidated Balance Sheet at December 31, 2001. This amount was paid by Five Star to the Company during 2002.

In October 2002, the Company and Five Star jointly acquired substantially all of the assets of Constellation Health Services, Inc. ("Constellation"), an affiliate of Constellation Energy Group, Inc. for approximately $77.2 million. The assets of Constellation which were acquired by the Company and Five Star consisted of 15 senior living communities. Seven of the 15 communities were purchased by Five Star for approximately $27.0 million. The remaining eight communities were acquired from Constellation by the Company for approximately $50.2 million. Simultaneous with the Company's acquisition of the eight communities from Constellation, the Company also purchased one senior living community from Five Star for approximately $12.7 million. Five Star had acquired the property in April 2002 and the Company's purchase price approximated Five Star's net book value at the time of the sale to the Company. All nine communities purchased by the Company are leased to Five Star under one lease to December 2019 for annual minimum rent of $6.3 million, plus percentage rent starting in 2005.

NOTE 8. INDEBTEDNESS

On June 27, 2002, the Company entered into a new revolving bank credit facility to replace its previous credit facility which had been scheduled to mature in September 2002. The new credit facility matures in November 2005 and may be extended to November 2006 upon the payment of an extension fee. The new credit facility permits borrowings up to $250.0 million, which amount may be expanded to $500.0 million in certain circumstances. Drawings under the new credit facility are unsecured. Funds may be drawn, repaid and redrawn until maturity, and no principal repayment is due until maturity. The interest rate (2.95% at December 31, 2002) on borrowings under the new credit facility are calculated as a spread above LIBOR. The new credit facility is available for acquisitions, working capital and general business purposes. As of December 31, 2002, $81.0 million was outstanding and $169.0 million was available for drawing under the new credit facility.

At December 31, 2002, the Company had $245.0 million of senior unsecured notes outstanding. The notes carry interest at a fixed rate of 8 5/8% per annum and are due in 2012. Interest on the notes is payable semi-annually in arrears and no principal payments are due until maturity. The notes were sold at a discount and the unamortized balance of the discount at December 31, 2002, was $1.3 million.

The Company's secured debt and capital leases totaled $32.6 million at December 31, 2002. This debt consists of (i) $9.1 million of mortgages due in July 2003 secured by two properties which require interest (2.25% at December 31, 2002) to be paid monthly at prime less a discount; (ii) $14.7 million of bonds due in December 2027 secured by one property which requires annual interest of 5.875% payable semi-annually; and (iii) capital lease obligations of $8.8 million related to two properties leased to May 2016 with an effective interest rate of 7.7%. The carrying value and accumulated depreciation of the assets associated with the properties under capital lease were $17.5 million and $463,000, respectively. The lease payments required to be made over the next five years are $1.5 million in 2003, and $1.4 million in each of 2004, 2005, 2006 and 2007.

NOTE 9. TRUST PREFERRED SECURITIES

At December 31, 2002, a wholly-owned finance subsidiary of the Company had 1,095,750 shares of 10.125% trust preferred securities outstanding, with a liquidation preference of $25 per share, for a total liquidation amount of $27.4 million. This finance subsidiary exists solely to issue the trust preferred securities and its own common securities and hold 10.125% junior subordinated debentures due June 15, 2041 issued by the Company, which are its sole assets. The Company can redeem the debentures for their liquidation amount in whole or in part on or after June 15, 2006. When the debentures are redeemed or repaid at maturity, a like amount of trust preferred securities will be redeemed by this finance subsidiary. The Company has provided a full and unconditional guarantee of this finance subsidiary's obligations related to the trust preferred securities arising out of payments on or redemptions of the debentures. The underwriting commissions and other costs are being amortized over the 40 year life of the trust preferred securities and the debentures.

NOTE 10. SEGMENT INFORMATION

For 2002 and 2000, the Company had one reportable segment, leasing. During 2001, the Company had two reportable segments, leasing and facilities' operations. Revenues of the leasing segment were derived from rental agreements for properties that are leased to third party operators. Revenues of the facility operations segment were derived from services provided to patients at the healthcare facilities operated for the Company's account. Performance is measured based on the return on investments for the leased properties and on contribution margin of the facilities' operations. The following table is a summary of these reportable segments as of and for the year ended December 31, 2001. Because the Company only operated in one segment during 2002 and 2000, a comparative table is not presented (dollars in thousands):

	Year Ended December 31, 2001			
	Leasing	Facilities' Operations	Unallocated	Total
Revenues	$ 47,430	$ 224,867	$ 2,347	$ 274,644
Interest expense	–	–	5,879	5,879
Depreciation expense	13,129	6,222	–	19,351
Facilities' operations expense	–	217,910	–	217,910
General and administrative expenses				
Recurring	4,129	–	–	4,129
Related to foreclosures and lease terminations	–	–	4,167	4,167
Five Star Spin-Off costs	–	–	3,732	3,732
Total	17,258	224,132	13,778	255,168
Income from continuing operations before distributions on trust preferred securities	30,172	735	(11,431)	19,476
Distributions on trust preferred securities	–	–	(1,455)	(1,455)
Net income (loss)	$ 30,172	$ 735	$ (12,886)	$ 18,021
Real estate properties, at cost	$ 448,561	$ 144,638	$ –	$ 593,199

NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS AND COMMITMENTS

The financial statements presented include rents receivable, senior notes, mortgages payable, other liabilities, security deposits and trust preferred securities. The fair values of the senior notes, mortgage debt and trust preferred securities are based on estimates using discounted cash flow analysis and currently prevailing market rates. The fair values of the financial instruments were not materially different from their carrying values at December 31, 2002 and 2001, except as follows (dollars in thousands):

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Trust preferred securities	$ 27,394	$ 28,764	$ 27,394	$ 27,394

NOTE 12. CONCENTRATION OF CREDIT RISK

The assets included in these financial statements are primarily income producing senior housing real estate located throughout the United States. The following is a summary of the significant lessees as of and for the years ended December 31, 2002 and 2001 (dollars in thousands):

	At December 31, 2002		Year Ended December 31, 2002	
	Investment[1]	% of Total	Revenue	% of Total
Five Star	$ 819,795	66%	$ 70,405	61%
Marriott	325,472	26%	31,246	27%
HEALTHSOUTH[2]	43,553	4%	8,718	8%
All others	49,667	4%	5,191	4%
	$ 1,238,487	100%	$ 115,560	100%

	At December 31, 2001		Year Ended December 31, 2001	
	Investment[1]	% of Total	Revenue	% of Total
Marriott	$ 325,472	73%	$ 30,894	65%
HEALTHSOUTH	73,422	16%	10,271	22%
All others	49,667	11%	6,265	13%
	$ 448,561	100%	$ 47,430	100%

(1) Historical costs before previously recorded depreciation and, in certain instances, after impairment losses. In 2001, excludes $144,638 related to properties which were operated for the Company's account.

(2) On January 2, 2002, five nursing home properties were exchanged for two rehabilitation hospitals as discussed in Note 3. The investment in the two new hospitals is the net book value of the five nursing home properties given up at the time of the exchange.

NOTE 13. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations of the Company for 2002 and 2001 (dollars in thousands, except per share amounts):

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 28,707	$ 30,378	$ 30,377	$ 32,835
Income from continuing operations before gain on sale of properties	11,640	13,067	13,142	14,164
Net income	11,620	10,596	13,142	14,826
Per share data:				
Income from continuing operations before gain on sale of properties	0.23	0.22	0.22	0.24
Net income	0.23	0.18	0.22	0.25

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues[1]	$ 67,577	$ 66,236	$ 67,814	$ 73,017
Income from continuing operations before gain on sale of properties	2,890	3,053	5,868	6,210
Net income	2,836	2,750	5,522	5,910
Per share data:				
Income from continuing operations before gain on sale of properties	0.11	0.11	0.21	0.15
Net income	0.11	0.11	0.19	0.14

(1) 2001 revenues include patient revenues from facilities' operations.

NOTE 14. COMMITMENTS AND CONTINGENCIES

The Company currently owns 45 senior living communities which are operated by Marriott Senior Living Services, Inc. ("MSLS"). Fourteen of these communities with 4,030 living units are leased to MSLS to 2013 and that lease is guaranteed by Marriott. The remaining 31 communities with 7,476 living units are leased to Five Star to 2017 and managed by MSLS. At the time these properties were acquired by the Company they were subject to long term MSLS management contracts. Marriott provides many of the services required from MSLS under the management contracts, but Marriott has not guaranteed Five Star's lease to the Company.

Shortly after it began to lease the 31 communities managed by MSLS and Marriott, Five Star began to question the financial and operations management. Among other matters, Five Star questioned: (i) whether Marriott's pooled insurance costs were fairly allocated to the communities and to other operations of Marriott; (ii) whether Marriott realized unfair profits by purchasing goods and services for these communities from Marriott affiliated businesses; (iii) whether Marriott and MSLS improperly charged the communities for home office personnel and costs which should have been borne by Marriott and MSLS in return for their management fees; (iv) whether excessive amounts of the 31 communities revenues were retained by MSLS and Marriott as working capital cash and used for other Marriott operations without compensation to Five Star; (v) whether deposits received from the communities' residents were improperly retained by Marriott or MSLS and used interest free for Marriott's own purposes; (vi) whether MSLS and Marriott were directing business away from the managed communities to other properties which MSLS operates for its own account; (vii) whether adequate collection procedures were in effect to reduce bad debt expenses or if uncollectable revenues were accrued to inflate management fees; (viii) whether MSLS and Marriott refused to prepare a plan to close a chronically loss producing property in order to continue collecting management fees; and (ix) generally whether the managed communities are being properly marketed and managed. Marriott and MSLS denied that they breached their obligations under the management contracts; however, as a result of these inquiries and after demand notices, Marriott has to date paid Five Star a total of approximately $2.3 million.

In July 2002, Marriott publicly announced its intention to exit the senior living management business and hired an investment bank to auction MSLS. The Company and Five Star submitted a combined bid for MSLS, but that bid was not accepted. During this auction process, the Company and Five Star asserted that the management contracts require their approval for, or otherwise restricted, the sale of MSLS. Marriott denied this assertion.

On November 27, 2002, Marriott and MSLS sued the Company and Five Star in the Circuit Court for Montgomery County, Maryland. This lawsuit seeks a declaration that Marriott and MSLS have not breached the management contracts, or, if they have breached, that their breaches are not sufficiently material to permit termination of the management contracts. The Company and Five Star have answered that there have been material breaches sufficient to terminate the management contracts and have counter-claimed for money damages. A preliminary injunction was issued in this case on January 28, 2003, upon Marriott's and MSLS's request, which prohibits the Company and Five Star from terminating the management contracts until completion of the trial.

Also on November 27, 2002, the Company and Five Star sued Marriott and MSLS in the Superior Court for Middlesex County, Massachusetts. An amended complaint was filed on January 27, 2003. Among other matters, this lawsuit sought a declaration that the Company and Five Star may terminate the management agreements in the event of a sale of MSLS. In December 2002, the Company's and Five Star's request for a preliminary injunction to prevent the sale of MSLS until trial was denied. Thereafter, on December 30, 2002, Marriott announced that it had entered an agreement to sell MSLS to Sunrise Assisted Living, Inc. ("Sunrise"). A hearing on the Company's and Five Star's request for a preliminary determination of the rights of the parties upon completion of the proposed sale was held on February 21, 2003. At the same February 21 hearing, the court also considered Marriott's and MSLS's motion to dismiss the amended complaint. On March 4, 2003, the Massachusetts court granted the motion to dismiss. The Company and Five Star intend to seek reconsideration and are considering whether to appeal the Massachusetts court decision.

The Company believes that Marriott and MSLS have materially breached the management agreements. The Company also believes that the management agreements may be terminated if MSLS is sold to Sunrise. However, the factual and legal issues involved in this litigation are complex and the final outcome of this litigation cannot be predicted. Also, this litigation is likely to be expensive to conduct and the total amount of this expense cannot be estimated at this time.

Five Star has continued to pay rent for the 31 communities involved in this litigation. If the management contracts are terminated, the Company believes Five Star will be able to operate the communities involved in this litigation. The Company is unable to predict whether MSLS owned by Sunrise will be able to manage these communities or whether that management may adversely affect Five Star's ability to pay rent.

In connection with obtaining regulatory approval for the acquisition and lease of one senior living property, the Company provided a guaranty and a security interest in that property of certain prepaid service obligations to residents; and the Company is contingently liable in the event the tenant, Five Star, or operator, MSLS, of this property fail to provide these future services. In addition, the Company guarantees approximately $11.3 million of surety bonds and insurance premiums for this tenant.

NOTE 15. SUBSEQUENT EVENTS

On February 28, 2003, the Company entered a transaction with Alterra Healthcare Corporation ("Alterra") as follows:

- The Company purchased from Alterra 18 assisted living facilities with 894 living units located in ten states. The purchase price of $61.0 million was paid in cash drawn under the Company's revolving bank credit facility. Simultaneously with this purchase the Company leased these properties to a subsidiary of Alterra for an initial term through 2017, plus renewal options. The rent payable under this lease is $7.0 million per year plus increases starting in 2004 based upon increases in the gross revenues at the leased properties.

- The Company provided mortgage financing to Alterra for six assisted living facilities with 202 living units located in two states. The amount of this mortgage loan is $6.9 million. The interest rate is 8% per year. The maturity of this loan is June 30, 2004, but the Company expects it may be prepaid as Alterra sells the mortgaged properties.

As of March 14, 2003, Alterra sold one of the six mortgaged properties and the sales proceeds of approximately $850,000 were paid to the Company and applied as a reduction of the mortgage loan balance. Alterra filed for bankruptcy reorganization in January 2003. The Company's investment in properties leased and mortgaged by Alterra was intended to help fund Alterra's reorganization. The Alterra Bankruptcy Court approved the terms of the Company's investment with Alterra, and that approval included a decision that payments due under this lease and mortgage are accorded priority status under the Bankruptcy Code.

In March 2003, the Company terminated a lease for a nursing home facility in St. Joseph, Missouri and evicted the tenant, which was not current in its rent obligations to the Company. Five Star has agreed to manage this nursing home until it is re-leased or sold. Five Star will be paid a management fee of 5% of the gross revenues from this nursing home.

On March 19, 2003, the SEC filed a complaint against HEALTHSOUTH, alleging that HEALTHSOUTH and certain of its officers committed fraud and violated several SEC regulations by overstating their historical earnings and assets. Through the date of this report, HEALTHSOUTH is current in its payment obligations to the Company, but, at this time, the Company does not have sufficient information about the SEC allegations against HEALTHSOUTH to know what impact they may have on its lease.

Corporate Information

EXECUTIVE OFFICES
Senior Housing Properties Trust
400 Centre Street
Newton, Massachusetts 02458
(617) 796-8350
www.snhreit.com

OFFICERS
David J. Hegarty
President,
Chief Operating Officer
and Secretary

John R. Hoadley
Treasurer and
Chief Financial Officer

BOARD OF TRUSTEES
Frank J. Bailey*
Partner
Sherin and Lodgen LLP
Boston, Massachusetts

John L. Harrington*
Executive Director and Trustee
Yawkey Foundation
Dedham, Massachusetts

Arthur G. Koumantzelis*
President and Chief Executive Officer
Gainesborough Investments LLC
Lexington, Massachusetts

Gerard M. Martin
Managing Trustee of Senior Housing,
Director of Reit Management
& Research LLC
Newton, Massachusetts

Barry M. Portnoy
Managing Trustee of Senior Housing,
Chairman of Reit Management
& Research LLC
Newton, Massachusetts

**Audit Committee Member*

INVESTMENT MANAGER
Reit Management & Research LLC
400 Centre Street
Newton, Massachusetts 02458

INDEPENDENT AUDITORS
Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT
AND REGISTRAR
EquiServe Trust Company, N.A.
P.O. Box 43011
Providence, Rhode Island 02940-3011
(800) 426-5523
www.equiserve.com

SENIOR NOTES
TRUSTEE AND REGISTRAR
U.S. Bank National Association
Corporate Trust Services
One Federal Street
Boston, Massachusetts 02110

ANNUAL MEETING
Our annual meeting of shareholders will be held on Tuesday, May 6, 2003, 9:00 A.M. at 400 Centre Street, Newton, Massachusetts. All shareholders are invited to attend.

AVAILABLE INFORMATION
A copy of our 2002 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.snhreit.com or by writing to Investor Relations at the executive offices address.

STOCK MARKET DATA
Our common shares of beneficial interest are traded on the NYSE under the symbol SNH. The following table sets forth the high and low closing prices of our common shares in 2001 and 2002 as reported on the NYSE composite tape:

Quarter Ended	High	Low
March 31, 2001	$ 11.27	$ 9.75
June 30, 2001	13.15	11.06
September 30, 2001	13.85	12.40
December 31, 2001	13.95	12.21
March 31, 2002	$ 14.46	$ 13.19
June 30, 2002	15.70	13.74
September 30, 2002	15.57	10.25
December 31, 2002	11.38	9.85

As of March 14, 2003, there were 3,704 holders of record of our common shares and we estimate that as of such date there were in excess of 80,000 beneficial owners of our common shares.

The closing price for our common shares as reported on the NYSE composite tape on March 14, 2003, was $11.69.

DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN
We offer shareholders the opportunity to increase their investment in us through a dividend reinvestment and cash purchase plan. This plan, administered by EquiServe Trust Company, N.A., allows shareholders to reinvest their dividends and make additional cash payments to purchase our common shares without paying service charges or commissions. For more information concerning the plan, please contact Equiserve at (800) 426-5523.

The amended and restated declaration of trust establishing Senior Housing, a copy of which, together with all amendments thereto, is filed in the State Department of Assessments and Taxation of Maryland, provides that the name "Senior Housing Properties Trust" refers to the trustees under that declaration as trustees, but not individually or personally, and that no trustee, officer, shareholder, employee or agent of Senior Housing shall be held to any personal liability for any obligation of, or claim against, Senior Housing. All persons dealing with Senior Housing, in any way, shall look only to the assets of Senior Housing for the payment of any sum or the performance of any obligation.


SNH
SENIOR HOUSING
PROPERTIES TRUST

400 Centre Street, Newton Massachusetts 02458-2076 (617) 796-8350